Exhibit 99.(m)(2)

Male Age 45 Standard Nonsmoker

Year	Beginning of the Year AV	Premium	Premium Expense	Policy Fee + Per 1000 Charge	Cost of Insurance	Investment Income	End of Year Accumulated Value
1	0.00	3,000.00	180.00	992.40	88.97	(18.54)	1,720.09
2	1,720.09	3,000.00	180.00	992.40	117.82	(32.69)	3,397.19
3	3,397.19	3,000.00	180.00	992.40	175.55	(46.35)	5,002.89
4	5,002.89	3,000.00	180.00	992.40	203.47	(59.55)	6,567.47
5	6,567.47	3,000.00	180.00	992.40	231.05	(72.41)	8,091.61
End of year 5 cash surrender value			8,091.61	minus	2,970.00	=	5,121.61

Surrender charge for a 45 year old male nonsmoker is $11.88 per 1000 of face amount (11.88 x 250 = 2970)